CUSIP NO. 451272306	13G	Page 1of 11 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Idaho General Mines, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

451272306
(CUSIP Number)

July 12, 2007
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 451272306	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,820,944 shares as of the date of this filing
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.14% as of the date of this filing[1]

12.	TYPE OF REPORTING PERSON PN; HC

1  Based on 56,774,024 outstanding shares of the common stock of Issuer on October 7, 2007, as reported by the Issuer’s investor relations office to the Reporting Persons on October 8, 2007.

CUSIP NO. 451272306	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,820,944 shares as of the date of this filing
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.14% as of the date of this filing[1]

12.	TYPE OF REPORTING PERSON OO; HC

2 See footnote 1 above.

CUSIP NO. 451272306	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Derivatives Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,820,944 shares as of the date of this filing
	7.	SOLE DISPOSITIVE POWER 0
	*8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.14% as of the date of this filing[3]

12.	TYPE OF REPORTING PERSON OO, BD

 3 See footnote 1 above

CUSIP NO. 451272306	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,820,944 shares as of the date of this filing
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.14% as of the date of this filing[4]

12.	TYPE OF REPORTING PERSON IN; HC

4 See footnote 1 above

CUSIP NO. 451272306	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,820,944 shares as of the date of this filing
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.14% as of the date of this filing[5]
12.	TYPE OF REPORTING PERSON CO

5  See footnote 1 above.

CUSIP NO. 451272306	13G	Page 7 of 11 Pages

Item 1(a)	Name of Issuer: Idaho General Mines, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

10 North Post St., Suite 610
Spokane, Washington 99201

Item 2(a)	Name of Person Filing[6]

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Citadel Limited Partnership
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Citadel Derivatives Group LLC
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Kenneth Griffin
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
U.S. Citizen

6  Citadel Holdings Ltd., a Cayman Islands company (“CH”), is a subsidiary of Citadel Wellington LLC, a Delaware limited liability company (“CW”), and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”). Citadel Equity Fund Ltd. (“CEF”) is a subsidiary of CH. None of CW, CKGSF or CH has any control over the voting or disposition of securities held by CEF. Citadel Derivatives Group LLC (“CDG”) is a subsidiary of CW and Citadel Limited Partnership, but CW does not have any control over the voting or disposition of securities held by CDG.

CUSIP NO. 451272306	13G	Page 8 of 11 Pages

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

2(d)	Title of Class of Securities:

Common Stock, par value $0.001;
Common Stock Purchase Warrant.

2(e)	CUSIP Number: 451272306

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO. 451272306	13G	Page 9 of 11 Pages

Item 4	Ownership:

CITADEL LIMITED PARTNERSHIP
CITADEL INVESTMENT GROUP, L.L.C.
CITADEL DERIVATIVES GROUP LLC
KENNETH GRIFFIN
CITADEL EQUITY FUND LTD.

(a)	Amount beneficially owned:

5,577,873 shares as of the close of business on July 12, 2007; 5,820,944 shares as of the close of business on August 30, 2007; and 5,820,944 shares as of the date of this filing.

(b)	Percent of Class:

Approximately 10.01% as of the close of business on July 12, 2007; approximately 10.24% as of the close of business on August 30, 2007; and approximately 10.14% as of the date of this filing.7

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

See Item 4(a) above.

7  Based on 55,087,325 outstanding shares of the common stock of Issuer on July 12, 2007, 56,198,024 outstanding shares of the common stock of Issuer on August 30, 2007, and 56,774,024 outstanding shares of the common stock of Issuer on October 7, 2007, each as reported by the Issuer’s office of investor relations to the Reporting Persons on October 8, 2007.

The Reporting Persons became the beneficial owner of more than 10% of the Issuer’s outstanding shares of common stock on July 12, 2007. The Reporting Persons ceased to be the beneficial owner of more than 10% of the Issuer’s outstanding shares of common stock on July 17, 2007. The Reporting Persons again became the beneficial owner of more than 10% of the Issuer’s outstanding shares on August 30, 2007. Due to a calculation error involving the amount of the Issuer’s common stock then outstanding, the computations performed on behalf of the Reporting Persons did not reflect, as of July 12, 2007, or as of August 30, 2007, that they had acquired beneficial ownership of more than 10% of the outstanding shares of common stock of the Issuer. As a result, the Reporting Persons did not file this Schedule 13G Amendment until now.

As a result of the above-described calculation error, CDG continued to make markets in the common stock of the Issuer while the Reporting Persons beneficially owned more than 10% of the Issuer’s outstanding shares of common stock. From July 12 through July 16, 2007 and from August 30, 2007 through date of this filing, all of the Reporting Persons’ sales of the common stock of the Issuer were sales made by CDG in the ordinary course of its broker-dealer market making business (with the exception of two sale transactions totaling 400 shares made on July 12 and July 16, 2007). The Reporting Persons are in the process of preparing and filing the appropriate forms under Section 16 of the Securities Exchange Act of 1934, as amended.

CUSIP NO. 451272306	13G	Page 10 of 11 Pages

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

See Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 above.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP NO. 451272306	13G	Page 11 of 11 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of October, 2007

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Director and Associate General Counsel
CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
       its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
       its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Director and
Associate General Counsel

CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Director and Associate General Counsel	KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact[8]

CITADEL DERIVATIVES GROUP LLC

By:  Citadel Limited Partnership,
        its Managing Member

By:  Citadel Investment Group, L.L.C.,
        its General Partner

By:  /s/ John S. Nagel
John S. Nagel, Director and
Associate General Counsel

8 John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.